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02003461

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
MAR 0 1 2002
PROCESSING
354
SECTION

SEC FILE NUMBER
8- 46398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MATRIX CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 FIFTH AVENUE
(No. and Street)

NEW YORK	NEW YORK	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER MARRON — (212) 652-3294 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.WEISER & CO.LLP
(Name — *if individual, state last, first, middle name*)

3000 MARCUS AVENUE	LAKE SUCCESS	NEW YORK	11042-1066
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

06 3-22-02

OATH OR AFFIRMATION

I, PETER MARRON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MATRIX CAPITAL GROUP, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LILIA M. ARCEO
Notary Public, State of New York
NO. 01AR6024486
Qualified in New York County
Commission Expires May 10, 2003

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX CAPITAL GROUP, INC.

666 Fifth Avenue
New York, NY 10103


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH, D.C.
354
SECTION

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

* *

MATRIX CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	107,568
Concessions receivable		283,522
Due from broker		71,193
Investment in mutual fund, at market value		10,134
Investment in securities not readily marketable, at estimated fair value		25,300
Prepaid expenses and other receivables		90,068
Furniture, fixtures, and equipment at cost, less accumulated depreciation of $35,138		22,080
	$	609,865

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	280,796
Stockholders' equity:		
Class A common stock, $0.10 par value; 300,000 shares authorized, 161,500 issued and outstanding		16,150
Class B common stock, $0.10 par value; 100,000 shares authorized		
Additional paid-in capital		326,912
Deficit		(13,993)
		329,069
	$	609,865

MATRIX CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General:

Matrix Capital Group, Inc., (the "Company"), which became a broker-dealer in 1993, is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in executing transactions on behalf of its clients and sells limited partnership units in primary distributions. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

Securities Transactions:

Securities transactions and related expenses are recorded on a trade date basis.

Income Taxes:

Effective January 1, 2001, the Company terminated its S election and is now taxed as a C Corporation under the provisions of the Internal Revenue Code, New York State and City tax law.

Deferred income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Furniture, Fixtures and Equipment:

Furniture, fixtures and equipment are stated at cost less accumulated depreciation.

Depreciation is computed using accelerated methods over the estimated useful lives of related assets ranging from 5-7 years.

Cash Equivalents:

The Company considers all highly liquid investment with maturities of less then three months when purchased to be cash equivalents.

Securities Not Readily Marketable:

Securities not readily marketable are valued at fair value as determined by management.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the

2. RENT:

The Company sublets office space on a month to month basis from an affiliated company.

3. DUE FROM BROKER:

Due from broker consists of the following:

Deposit of clearing broker	$ 25,000
Receivable from clearing broker	46,193
	$ 71,193

4. INVESTMENT IN SECURITIES, NOT READILY MARKETABLE:

Investment in securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these investments in securities at estimated fair values consist of the following:

Limited Liability Company	$ 1,000
Corporate stocks and warrants	24,300
	$ 25,300

5. TAXES:

The Company has available at December 31, 2001 approximately $10,000 of unused net operating loss carryforwards expiring in 2021, that may be applied against future taxable income.

The deferred tax asset arising as a result of the net operating loss carryforwards, against which a 100% allowance has been taken, is as follows:

	Federal	State	Total
Income tax benefit at statutory rates	$ 3,000	$ 3,300	$ 6,300
Less: Valuation allowance	(3,000)	(3,300)	(6,300)
Deferred tax asset, net of valuation allowance	$ -0-	$ -0-	$ -0-

The valuation allowance increased from $-0- to $6,300 during the year ended December 31, 2001.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $50,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2001, the Company had net capital as defined of $145,558 which is $95,558 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $280,796. The Company's net capital ratio was 1.92 to 1.

7. CONCENTRATION OF CREDIT RISK:

The Company has cash in a bank in excess of FDIC - insured limits and is exposed to the credit risk resulting from this concentration of cash.

8. OFF-BALANCE-SHEET RISK:

The Company utilizes the services of a clearing broker for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

9. SUBSEQUENT EVENTS:

Effective January 1, 2002 a new shareholder purchased 3,800 shares of Class A voting (.10 par value) for a total purchase price of $100,000. The same shareholder has the option to purchase 3,800 shares of Class B non-voting common at $26.82 per share, expiring January 15, 2015. The terms of the option award are in effect during the time the shareholder is registered and employed by the Company.

On January 24, 2002, the Company entered into a new lease agreement for office space for a base lease term of 3 years, with 3 one year options to extend the terms of the lease at the end of the lease term.

Future minimum annual rental payments are as follows:

Year Ended December 31,		
2002 (11 Months)	$	27,746
2003		32,430
2004		32,430
2005 (1 month)		2,702
	$	95,308

* *

The Company's Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards generally in the United States of America require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 8, 2002